SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                        Under the Securities Act of 1934
                                (AMENDMENT NO. 2)


                              LXU HEALTHCARE, INC.
                              --------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   50247M 10 9
                                   -----------
                                 (CUSIP Number)

                               September 22, 2005
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]     Rule 13d-1(b)

     [X]     Rule 13d-1(c)

     [ ]     Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Webbmont Holdings LP (FEIN# 58-2206210)

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [ ]
    (b) [X]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Georgia

5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

    -0-

6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER (1)

    5,282,911 shares

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

    -0-

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER (1)

    5,282,911 shares

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

    5,282,911 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    17.1%

12. TYPE OF REPORTING PERSON

    PN

(1) Power is exercised by Robert W. Fisher, the President of Woodcrest Associates, Ltd., the general partner of Webbmont Holdings LP.

1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Woodcrest Associates, Ltd. (FEIN# 58-1335453)

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)   [ ]
    (b)   [X]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Georgia

5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

    -0-

6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER (1)

    5,282,911 shares

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

    -0-

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER (1)

    5,282,911 shares

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

    5,282,911 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    17.1%

12. TYPE OF REPORTING PERSON

    CO

(1) Solely in its capacity as general partner of Webbmont Holdings LP. Power is exercised by Robert W. Fisher, the President of Woodcrest Associates, Ltd. See also Note 1 on Page 2 of this Schedule.

1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Robert W. Fisher

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)   [ ]
    (b)   [X]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Georgia

5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER (1)

    7,442 shares

6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER (2)

    5,282,911 shares

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER (1)

    7,442 shares

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER (2)

    5,282,911 shares

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

    5,290,353 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

    [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    17.1%

12. TYPE OF REPORTING PERSON*

    IN

(1) Because Robert W. Fisher serves as the President of Woodcrest Associates, Ltd., the general partner of Webbmont Holdings LP, Mr. Fisher may be deemed to share investment and voting power with respect to the 5,282,911 shares of Common Stock and shares of Common Stock underlying Series G preferred stock held by Webbmont Holdings LP. Mr. Fisher has also been granted options to purchase 7,442 shares of Common Stock. See also Note 1 on page 2 of this Schedule.

         This Schedule 13G is being amended to correct an error in the previously reported beneficial ownership calculations of the Reporting Persons to include the shares of Series G Preferred Stock of the Issuer held by the Reporting Persons since the Reporting Persons have the right to convert such shares into Common Stock within 60 days of the date of this filing.

Item 1(a).        Name of Issuer:

                  LXU Healthcare, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  3708 East Columbia Street, Suite 110
                  Tucson, Arizona 85714-3413

Item 2(a).        Name of Person Filing:

                  The names of the persons filing this statement (the "Reporting Persons") are Webbmont Holdings LP, Woodcrest Associates, Ltd. and Robert W. Fisher.

Item 2(b).        Address of Principal Business Office or, if None,
                  Residence:

                  The address of the principal office of each of the Reporting Persons is 1680 Hiram-Douglasville Highway, Suite 108, Hiram, GA 30141.

Item 2(c).        Citizenship:

                  Webbmont  Holdings  LP  is  a  Georgia  limited   partnership.
                  Woodcrest Associates, Ltd. is a Georgia corporation. Robert W. Fisher is a citizen of the United States of America.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  50247M 10 9

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable.

Item 4.           Ownership.

                  (a) Amount Beneficially Owned: 5,290,353 shares.

                  (b) Percent of Class: 17.1%

                  (c) Number of shares as to which such person has:

                                   (i) Sole power to vote or to direct the vote:
                                   5,290,353 shares

                                   (ii) Shared power to vote or to direct the vote: -0-

                                   (iii) Sole power to dispose or to direct the disposition of: 5,290,353 shares

                                   (iv) Shared power to dispose or to direct the disposition of: -0-

                  Webbmont Holdings LP beneficially owns 3,420,829 shares of Common Stock and 1,862,082 shares of Common Stock underlying Series G preferred stock. Acting through its general partner, Webbmont Holdings LP has the power to dispose or direct the disposition of and the power to vote or direct the vote of3,420,829 shares of the Common Stock and 1,862,082 shares of Common Stock underlying Series G preferred stock . Woodcrest Associates, Ltd., the general partner of Webbmont Holdings LP, may be deemed to share investment and voting power with respect to the3,420,829 shares of Common Stock and 1,862,082 shares of Common Stock underlying Series G preferred stock held by Webbmont Holdings LP. In addition, Robert W. Fisher, the President of Woodcrest Associates, Ltd., may be deemed to share investment and voting power with respect to the 3,420,829 shares of Common Stock and 1,862,082 shares of Common Stock underlying Series G preferred stock held by Webbmont Holdings LP. Mr. Fisher has also been granted options to purchase 7,442 shares of Common Stock, of which Webbmont Holding LP and Woodcrest Associates, Ltd. expressly disclaim beneficial ownership. Woodcrest Associates, Ltd. and Robert W. Fisher declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement other than the shares of Common Stock beneficially owned directly by Mr. Fisher.

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer, check the following: [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Webbmont Holdings LP.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certifications.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November  21, 2005


                           WEBBMONT HOLDINGS LP

                           By:  Woodcrest Associates, Ltd., Its General Partner

                           By:  /s/ Robert W. Fisher
                                -----------------------------------------------
                                Robert W. Fisher, President


                           WOODCREST ASSOCIATES, LTD.

                           By:  /s/ Robert W. Fisher
                                -----------------------------------------------
                                Robert W. Fisher, President


                           /s/ Robert W. Fisher
                           ----------------------------------------------------
                           ROBERT W. FISHER, Individually